11 Good Energy, Inc.
4450 Belden Village Street, N.W.
Suite 800
Canton, OH 44718

U.S. Securities and Exchange Commission		July 13, 2010
Washington, DC 20549

Att:	Mail Stop 4631
Division of Corporate Finance

Re:	11 Good Energy, Inc.
Registration Statement on Form S-1
Filed April 19, 2010
File No. 333-166149

Gentlemen:

      Enclosed please find Amendment No. 1 to the Registration Statement on Form S-1 regarding 11 Good Energy, Inc. (“11 Good” or the “Company”). Amendment No. 1 has been marked to indicate changes to the prior filing. The following is in response to your letter of comments dated May 14, 2010 keyed to the numbered paragraphs of your letter. All page numbers refer to page numbers in the Prospectus unless otherwise noted.

General

Prospectus Cover Page

1.    Because there is no current market for your securities, please revise the disclosure here, in the Plan of Distribution section and, as appropriate, throughout the prospectus to clarify that the selling security holders will sell at a specified fixed price per share until the shares are quoted on the OTC Bulletin Board or other specified market and after that at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933, as amended, and Item 503(b)(3) of Regulation S-K.

     Response: Comment complied with on cover page.

2.   Please revise your disclosure to specify the number of shares underlying the warrants.

     Response: The Company has determined to not include the resale of shares underlying the Agency Warrants for resale in this prospectus. Accordingly, the holders of Agency Warrants are no longer selling security holders. Therefore, we have made appropriate modifications to the inside cover page of the Registration Statement under "Calculation of Registration Fee." You will note that the number of common shares being registered has also been lowered as Dennis Nash, a director of the company, does not wish to be a selling security holder.

3.   Please highlight the cross reference to the risk factors section by prominent type or in another manner. See Item 501(b)(5) of Regulation S-K.

     Response: Comment complied with on cover page by putting Risk Factors in italics.

Table of Contents, page 3

4.   Please move the table of contents to the inside front cover page of the prospectus. Note that you must include the table of contents immediately after the cover page in any prospectus that you deliver electronically. See Item 502(a) of Regulation S-K.

     Response: Comment complied with on the inside cover page of the Prospectus. The Table of Contents now follows the cover page of the prospectus.

5.   Please move the dealer prospectus delivery obligation in the second paragraph below the table of contents to the prospectus' outside back cover page. See Item 502(b) of Regulation S-K.

     Response: Comment complied with by moving the prospectus delivery obligation to the back page of the prospectus, which immediately follows the Condensed Consolidated Notes to Financial Statements for the periods March 31, 2010 and March 31, 2009.

Market and Industry Data and Forecasts, page 3

6.   We note the disclaimer that "there can be no assurance as to the accuracy or completeness of included information. "Since 11 Good Energy may not disclaim responsibility for information that it has chosen to include in the prospectus, please delete the disclaimer.

     Response: Comment complied with by deleting the disclaimer.

Prospectus Summary. page.4

7.   We note your disclosure about your cash and cash equivalents. Please revise the summary to address your revenues, losses from operations and ability to generate sufficient cash or working capital to meet anticipated commitments through 2010. In addition, please disclose in the summary that you have received a going concern opinion from your auditor.

     Response: At the time the auditors' report was issued for the company's year ended December 31, 2009, it was management's plans to immediately locate and construct a second production facility costing approximately $6,000,000 (including the incremental additional operating costs to run the plant for the first year of its operations). You will note that as of December 31, 2009, the company had working capital in excess of $5,000,000. The going concern opinion and explanatory paragraph included in the original filing was the direct result of management's short term plans to locate and construct a second production facility without first securing additional financing. Since the issuance of the auditors' report and the filing of the registration statement on April 16, 2010, the board has determined it to be in the best interest of the company not to burden it with the additional costs of a second production facility at this time and has approved a resolution that a second production facility will not be purchased or leased and that no additional material costs will be incurred without first securing approximately $6,000,000 in equity or debt financing. As a result of management's change in its plan of operation, RBSM LLP, the independent registered accounting firm, has amended its report noting a change in Note 2 of the Consolidated Financial Statements to remove the going concern explanatory footnote and to substitute "Note 2 - Liquidity" in its place. Management believes that its change in planning and the removal of the going concern explanatory note should alleviate many of the staff's concerns regarding its ability to meet its commitments through 2010 and beyond. In response to comment no. 7, modifications were made to the second and third paragraphs on page 6 under the subheading "Overview."

Marketing and Distribution, page 4

8.   Please describe what the testing programs you refer to entail and disclose the number of companies performing testing programs of your products as of the date of the prospectus. Please also disclose the known or anticipated schedule for completion of their testing programs.

     Response: We have amended the subheading "Marketing Distribution and Testing Programs" under "Prospectus Summary" on page 7 to comply with your comment.

Competitive Advantages, page 5

9.   Please revise your disclosure to explain why your manufacturing process is proprietary and how it is different than the process or processes used by your competitors.

       Response: Comment complied with commencing on page 6 under the heading "Manufacturing Process."

Risk Factors, page 8

General

10.  Throughout your risk factor disclosure, you make statements that you can provide "no assurance" as to whether one or more particular outcomes will occur (see, e.g., the first four risk factors). The focus of your risk factor should not be on whether you can or cannot provide assurances; instead, the focus should be on describing the most significant factors that make your offering speculative or risky and, for each such risk, your disclosure should explain how the risk could affect you and your securities. Please revise your risk factor disclosure accordingly. See Item 503(c) of Regulation S-K.

     Response: The "Risk Factors are contained in pages 11 - 19 of the prospectus. In light of the staff's comments and concerns, we have reviewed each of the Risk Factors to make sure that the focus of each Risk Factor is on describing the most significant factors that make the offering speculative or risky and we have made appropriate changes.

11.  We note the phrase "as well as other risks and uncertainties" in the first paragraph's last sentence. Since you are required to disclose all risks that you believe are material at this time, please delete the phrase.

     Response: Comment complied with by deleting the phrase from the first paragraph of the "Risk Factors" which is on page 11.

12.  We note that you use soybean oil as a feedstock. Please tell us what consideration you have given to including a risk factor for the risks relating to this type of feedstock. For example, other manufacturers of alternative fuels that rely on feedstocks, that are also used in connection with food production have experienced higher prices because of the demand for the feedstock.

     Response: Upon reflection and after consideration of your comment, we now consider it would be helpful to add a risk factor which is located on page 13 and titled "There may not be an adequate supply of soybean oil feedstock to supply the demands of the food and biodiesel industries, which could threaten the viability of our operations."

13.  When you amend the registration statement, please update the information in risk factors at least to the date of the most recent financial statements included in the prospectus (see, e.g., the second and fifth risk factors, which speak as of December 31, 2009).

     Response: The financial information contained in the "Risk Factors" has been updated and speaks as of March 31, 2010. You will note these changes, particularly in the first three risk factors of the prospectus which begin on page 11.

Possible need for substantial additional financing page . . . 8

14.  Please revise your disclosure to provide an estimate of the cost of the new production facility that you describe.

     Response: The $6,000,000 estimate of the cost of the new production facility is set forth under the "Prospectus Summary" on page 8, in the "Risk Factors" pages 11 - 12, in the MD&A on page 30 and on page 35 under "Description of Business" under the subheading "Principal Products and Facilities."

We have yet to attain profitable operations . . . , page 8

15.  Please expand the risk factor disclosure to include a discussion of:

  The rate at which you burned cash in each of the periods presented in the financial statements.

  The costs of planned research and development activities for completing development and commercialization of any existing products and for the development and commercialization of any new or related products.

  Any significant changes in the number of employees.

  Other known or estimated material operational costs.

     Response: Comment complied with on page 11 under the risk factor titled "We have yet to attain profitable operations and may need additional financing to support our sales and marketing efforts."

Our G2 Diesel has been tested by Stark Area Regional Transit Authority . . . , page 8

16. Please disclose the results of this testing and the basis for management's belief that the prospective customers identified in the disclosure are satisfied with the preliminary results.

     Response: We have summarized our testing programs under "Marketing, Distribution and Testing Programs" on page 7 and under "Description of Business - Current Production and Markets" beginning on page 36. We have deleted references from the risk factors contained in the Prospectus that customers are satisfied with the preliminary results as being an unnecessary statement in the risk factors.

Our operating subsidiary is subject to a court order ... , page 11

17.  The disclosure in the bulleted list is highly legalistic in style and tone and may have been copied from a legal document. Please revise this disclosure to comport with plain English principles. In addition, please add a brief description of the circumstances that resulted in the issuance of the court order. See Item 503 of Regulation S-K and Rule 421(d) under the Securities Act of 1933, as amended.

     Response: We have complied with your plain English comment on page 14 under the heading "Our operating subsidiary is subject to a settlement agreement and agreed upon court order preventing the use of our G2 Diesel products from being sold as a specific purpose additive." As for a brief description of the circumstances that resulted in the Court Order, we have complied with your comment in the "Business" section under the title "Description of Business - Settlement Agreement and Court Order" on page 34.

Future terrorist attacks . . . , page 13 and We are subject to government regulations . . . , page 14

18.  Please revise these risk factors to explain how the identified risk could affect you or your securities. Please note that you should not present risks that could apply to any issuer or any offering. See Item 503(c) of Regulation S-K.

     Response: Comment complied with by deleting the former risk factor.

Marketing (Sic) Information, page 17 Issuer Repurchases of Equity Securities, page 17

19.  Please provide the tabular disclosure required by Item 703 of Regulation S-K. Recent Sales of Unregistered Securities, pages 17 and 11-3

     Response: Comment complied with on page 20 by providing the requested information in tabular format.

20.  For each sales transaction, please name the persons or identify the class of persons to whom 11 Good Energy sold the securities. See Item 701(b) of Regulation S-K.

     Response: Comment complied with beginning on page 21.

21.  Please state the value of the services received for the 380,607 warrants issued in 2010 and the 500,000 common stock options issued in 2009. See Item 701(c) of Regulation S-K.

     Response: Comment complied with on page 21.

22.  For each exemption from registration claimed, please state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

     Response: Comment complied with beginning on page 21 and ending on page 22.

Management's Discussion and Analysis of Financial Condition, page 19

23.  Since your continued existence is uncertain, the filing must contain appropriate and prominent disclosure of your financial difficulties and your plans to overcome those difficulties. Additionally, MD&A should include a reasonably detailed discussion of your ability or inability to produce sufficient cash to support its operations during the 12 month period after the date of the financial statements. If you do not have a plan, tell us why you believe that it is appropriate to continue presenting the financial statements on a going concern basis. Similar disclosures should be provided in the footnotes to both the annual and interim financial statements.

     Response: We wish to bring to your attention our response to comment # 7. In light of the revised Independent Auditors' Report and the removal of the going concern explanatory note, we believe this is responsive to the staff's comment #23.

24.  Please provide a discussion of the efforts expended during the development of your product. In order to provide a clear picture of these efforts, please include disclosure of the accumulated losses incurred by your predecessor Good's Energy, LTD, from their inception in February 2006 through the acquisition in October 2007. Discuss any efforts related to the product prior to the inception of Good's Energy, LTD, as well.

     Response: Comment complied with on page 24 under "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the subheading "Development Stage Company - Product Development."

Critical Accounting Policies, page 20

Revenue Recognition, page 20

25.  It is not clear what is meant by, "judgments based on historical experience and future expectations, as to the expectations of goods billed to our customers," or assessments based on "historical experience for issues not yet identified." On page F-8, it is not clear what you mean by, "Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the selling prices of the products delivered and the collectability of those amounts." Please provide a clear discussion of your method of revenue recognition that is specific to your business and explains the nature of your arrangements, the types of customers, how and when delivery occurs, how prices are determined, how you determine when delivery has occurred, etc. Provide separate, thorough discussion of revenue recognition policies under arrangements with biodiesel marketers, if material. Address any significant provisions in your arrangements including return rights, discounts; provisions under testing arrangements, etc.

     Response: Comment complied with on page 24 under "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the subheading "Revenue Recognition" and on page F-9. (Note: We have amended the policy to reflect our business and removed language regarding the “fixed nature” of the selling price in criteria(3) and (4). We have no revenue recognition policies under Arrangement with Bio-Diesel Marketers.)

Year Ended December 31., 2009 . . . , page 22

26.  Please describe the source or sources of your revenues. In addition, please explain what you mean by the statement "[t]he increase in revenues . . . is consistent with the testing platform continued by the company in 2009."

     Response: Comment complied with on page 26 under "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the subheading "Results of Operations- Year Ended December 31, 2009 compared to the Year Ended December 31, 2008" by modifying the first paragraph thereunder.

Liquidity and Capital Resources, page 23

27.  Please provide more details of your specific plan of operations, including the construction of the planned facility. Provide detailed milestones of the plan for construction and other elements of your business plan, including a discussion of the milestones you have yet to achieve and the specific steps needed to accomplish each milestone. Also, provide a timeline for reaching each milestone in weeks or months, a detailed analysis of the costs of each step and how you intend to finance the costs.

     Response: We have responded to your comment with the additional language added in the last several paragraphs under the subheading "Liquidity and Capital Resources."

28.  In your current discussion of liquidity needs, you compare the estimated cost for your planned facility of approximately $6 million to the cash on hand of approximately $4.9 million and conclude you will likely require additional financing. While you do mention the need to use existing cash resources to support" intended sales efforts," you do not specifically address how you intend to finance your operating activities, which used $4.2 million in cash last year, and the plan for the new facility. In connection with the disclosure requested above, discuss your cash requirements for the next twelve months, discuss how long you can satisfy your cash requirements, and detail your specific viable plans to finance your operations.

     Response: Please note our response to comment #7. Additional changes have been made under "Liquidity and Capital Resources."

Forward-Looking Statements, page 27

29.  We note the statement 'The Private Securities' Litigation. Reform Act of 1995 (the Act) provides a safe harbor for forward-looking statements made by or on behalf of our company." As the Act's safe harbor provisions are currently unavailable to you, please delete the statement.

     Response: Comment complied with by deleting the statement.

Description of Business, page 28 General

30.  Please provide us with a materially complete description of the court order you reference on page 11 of your risk factor disclosure. In addition, please tell us what consideration you have given to disclosing in your Business section the order, the circumstances surrounding the order, including the parties in the underlying litigation, and the impact of the order on your business. To the extent the order restricts the activities of any of your directors or executive officers, please tell us what consideration you have given to providing the disclosure required by Item 401(f) of Regulation S-K. In this regard, we draw your attention to Item 401(f)(3)(ii). Please note that we may have additional comments based on your response.

     Response: We have complied with your comment on page 34 under the title "Description of Business" and the subheading "Settlement Agreement and Court Order." Please note that this was a settlement agreement arrived at by plaintiffs and defendants and then reflected in a Court Order. Our officers and directors and the issuer were not defendants in this matter, although an operating subsidiary that we acquired in 2007 was a defendant in the matter.

Principal Products and Facilities, page 28

31.  Please provide us with the basis for the following statement: "In our opinion, our plant configuration and processes have a minimal environmental impact on the surrounding region."

     Response: Upon reflection of your comment, we have deleted the sentence and replaced it with language on page 35 under the subheading "G2 Diesel Compared to Traditional Biodiesel."

G2 Diesel compared to Traditional Biodiesel, page 29 Proprietary Manufacturing Process, page 29

32.  We note your statement that your "processing method differs from the traditional forms of producing biodiesel." You do not adequately explain what the differences are and why you method confers a competitive advantage. Please revise your disclosure to provide these explanations.

     Response: Comment complied with on page 35 under the subheading "G2 Diesel Compared to Traditional Biodiesel."

Pricing of G2 Diesel, page 29

33.  Please explain why you believe that your "G2 Diesel commands a pricing premium when compared to other biodiesel products."

     Response: Comment complied with on page 35 under the subheading "G2 Diesel Compared to Traditional Biodiesel."

Competition from Other Fuel Sources and Additives, page 31

34.  We note the disclosure that "it may be difficult to market our biodiesel as a lubricity additive." Please explain how 11 Good Energy may market its biodiesel as a lubricity additive in view of the disclosure on page 11 in the risk factor "Our operating subsidiary is subject to a court order preventing the use of our products from being sold as a specific purpose additive."

     Response: Comment complied with on page 36 under the subheading "Blending of G2 Diesel with traditional fuel" and on page 38 under the subheading "Competition from other fuel sources and additives."

U.S. Soybean Oil Prices, page 33

35.  If data are available, please update the prices to the most recent date practicable.

     Response: Comment complied with on page 39 under the heading "Sources and Availability of Raw Materials."

Patents, Trademarks and Licenses, page 34

36.  Please clarify whether 11 Good Energy has any patent issued by or pending with the United States Patent and Trademark Office. If so, please provide us the serial/registration number assigned to any issued or pending patent by the United States Patent and Trademark Office so that we may access the information online.

     Response: Comment complied with on page 40 under "Patents, Trademarks and Licenses."

Facilities, page 37

37.  Please reconcile the disclosures here with the disclosure under "Lease contracts" on page F-20 that 11 Good Energy leases its office space and warehouse facility for $4,501 per month through August 31, 2011. Further, please file the lease agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

     Response: The disclosure on page 43 reconciles with the commitment footnote. The office lease and amendments thereto are filed as exhibits.

Management, page 39

38.  In the biographical paragraphs of Messrs. Gary R. Smith and Daniel T. Lapp, please describe briefly their business experience during the past five years. See Item 401(e)(1) • of Regulation S-K.

     Response: Comment complied with beginning on page 45 as the biographies of Messrs. Lapp and Smith have been revised.

Securities Ownership of Principal Stockholders and Management, page 42

39.  Please add to the table the preferred stock described in footnote (2) to the table. See Item 403 of Regulation S-K.

     Response: Comment complied with on page 50.

Executive Compensation, page 43

40.  We note the disclosure that you have reviewed your compensation policies and practices and concluded that any risks arising from them "are not reasonably likely to have a material adverse effect on the Company." Please provide us with a description of the process that you undertook to reach your conclusion.

     Response: In light of your comments, we have elected to provide a more descriptive explanation of compensation policies beginning on page 51 under the heading "Compensation Policies."

Director' Compensation, page 47

41.  We note the disclosure in footnote (4) to the director compensation table that the value of shares transferred as additional consideration for service as a director is not included in the table. Please tell us, with a view to disclosure, why you did not include the value in the table's all other compensation. See Item 402(r)(2)(vii) of Regulation S-K.

     Response: Comment complied with beginning on page 54 by adding the value to the column "All other compensation" and to the totals.

Selling Security Holders, page 50

42.  For each beneficial owner that is a legal entity, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner.

     Response: Comment complied with under "Selling Security Holders."

43.  If a selling security holder is a broker-dealer, tell us whether the selling security holder acquired its securities as compensation for underwriting activities or investment purposes. Unless a broker-dealer acquired the securities as compensation for underwriting activities, 11 Good Energy must identify the broker-dealer as an underwriter in the prospectus.

     Response: None of the current selling security holders is a broker/dealer.

44.  If a selling security holder is an affiliate of a broker-dealer, include disclosure that the affiliate:

  Purchased the securities to be resold in the ordinary course of business.

  Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If you are unable to make the representations noted above in the prospectus, you must state in the prospectus that the selling security holder is an underwriter.

     Response: None of the current selling security holders is affiliated with a broker/dealer.

Description of Securities, page 58

45.  Please provide a description of the material features of your preferred stock and warrants. In this regard, we note that it is not evident from your existing disclosure how your preferred stock is different than your common stock.

     Response: Comment complied with on pages 66 through 68.

Index to Consolidated Financial Statements, page 61

46.  Please revise your filing to update your financial statements pursuant to Rule 8-08 of Regulation S-X.

     Response: Comment complied with by providing financial statements for the quarter ended March 31, 2010.

Consolidated Statements of Cash Flow, page F-5

47.  Please revise your filing to classify cash expenditures for the purchase of treasury stock as financing activities pursuant to AS C 230-10-45-15(a).

     Response: Comment complied with on page F-5.

Note 1— Significant Accounting Policies, page F-6 Acquisition of 11 Good's energy, LTD, page F-6

48.  Please tell us the basis for valuing the 4,285,714 shares of common stock at $2.2 million. Tell us the basis for the fair value of $2.9 million for the various intangibles acquired. Explain the basis for the risk-adjusted discount rate used in the purchase price allocation. Explain your basis for estimating future income under an income approach, given no track record of profitable operations and significant uncertainty regarding your ability to achieve profitable operations.

     Response: Comment complied with in the MD&A. See language added at pages 23 - 24 in the MD&A and pages F-7 - F-9 in the December 31, 2009 and 2008 financial statements.

49.  You disclose the estimated fair value of the assets acquired was based upon management's and independent appraiser's estimates. Please tell us whether the appraiser is considered an expert under Section 11(a) of the Securities Act and Section 436(b) of Regulation C. If so, please name the expert and include their consent.

     Response: The valuation specialist is not an expert under Section 11(a) of the Securities Act.

Litigation, page F-20

50.  You state that "Except as described below, we are currently not aware of any such legal proceedings..." Please clarify to us whether you have pending proceedings and revise your disclosure to clarify.

     Response: Comment complied with on page F-21.

Sincerely,
11 GOOD ENERGY, INC.
/s/ Frederick C. Berndt
Frederick C. Berndt,
Chief Executive Officer and President